

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 13, 2018

Via E-mail
Mr. Frank A. Ruperto
Chief Financial Officer
Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, FL 32207

> **Re: Rayonier Advanced Materials Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 1-36285**

Dear Mr. Ruperto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Performance and Liquidity Indicators, page 31

1.   We note that you present a non-GAAP financial measure you identify as adjusted free cash flow, in which you add back acquisition related costs. It is not clear to us how you determined that excluding acquisition-related costs from a non-GAAP liquidity measure presented in a Form 10-K complies with the requirement of Item 10(e)(1)(ii)(A) of Regulation S-K. Please advise us of your basis for your presentation or otherwise revise accordingly.

Consolidated Financial Statements

3. Recent Acquisition, page F-13

2.   We note your disclosure that you "recognized a gain on bargain purchase primarily as a result of the elimination of Tembec's valuation allowance associated with certain deferred tax assets." Although we note that Tembec recorded a tax valuation allowance in their historical financial statements based on their assessment of the realization of deferred tax assets under IFRS, it is not clear to us how or why the potential fair value of those tax assets would not be considered by the seller in determining the purchase price they accepted. Please more fully explain the facts and circumstances related to your negotiations of the purchase price of Tembec, including a more comprehensive explanation of the reasons for the substantial bargain purchase gain.

10. Income Taxes, page F-36

3.   Please provide us a comprehensive analysis of the positive and negative evidence you considered in determining your tax valuation allowance as of December 31, 2017. Please specifically address the following:

- Tell us the significant assumptions Tembec used to determine the tax valuation allowance in their historical financial statements;

- Tell us the significant assumptions you used to determine your tax valuation allowance, including the amount, timing and jurisdiction in which you will be required to generate future taxable income to fully realize deferred tax assets;

- More fully explain the nature of the "Canadian SR&ED" deferred tax assets, including when and how these tax assets can be realized;

- More fully explain and detail the amounts and expiration dates related to Canadian NOLs;

- Tell us the extent of your and Tembec's historical operating results specifically related to Canada; and

- Explain if and how you considered the impact of future U.S. tariffs, as discussed in MD&A, in your assumptions regarding future taxable income.

Also, please revise your disclosures here or under critical accounting policies to provide a more robust description of the specific positive and negative evidence you considered when determining the tax valuation allowance, including the amount, timing and jurisdiction in which you will be required to generate future taxable income to fully realize deferred tax assets.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief

Office of Manufacturing and Construction